UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

FIBROCELL SCIENCE, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

315721100
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[ X ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

SCHEDULE 13G
CUSIP No. : 315721100	Page 2 of 9 Pages

1.	Names of Reporting Persons. AKANTHOS CAPITAL MANAGEMENT, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	2,411,141
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	2,411,141
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,411,141
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 2.5%
12.	Type of Reporting Person: OO

SCHEDULE 13G
CUSIP No. : 315721100	Page 3 of 9 Pages

1.	Names of Reporting Persons. MICHAEL KAO
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	2,411,141
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	2,411,141
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,411,141
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 2.5%
12.	Type of Reporting Person: IN, HC

Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

Fibrocell Science, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

405 Eagleview Boulevard, Exton, Pennsylvania 19341

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Akanthos Capital Management, LLC (“Akanthos Capital Management”);

ii)	Michael Kao (“Mr. Kao”).

This Statement relates to Shares (as defined herein) held for the account of Akanthos Arbitrage Master Fund, L.P.  ("Akanthos Master Fund") and for the account of a certain managed account (“Managed Account”).  Akanthos Capital Management serves as investment manager and general partner to Akanthos Master Fund and serves as investment advisor to the Managed Account.  In such capacity, Akanthos Capital Management may be deemed to have voting and dispositive power over the Shares held for Akanthos Master Fund and the Managed Account.  Mr. Kao is the manager of Akanthos Capital Management.  In such capacity, Mr. Kao may be deemed to have voting and dispositive power over the Shares held for Akanthos Master Fund and the Managed Account.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Akanthos Capital Management and Mr. Kao is 21700 Oxnard St., Suite 1520, Woodland Hills, CA 91367-7584.

Item 2(c).	Citizenship:

i)	Akanthos Capital Management is a Delaware limited liability company;

ii)	Mr. Kao is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Shares”)

Page 5 of 9 Pages
Item 2(e).	CUSIP No.:

315721100

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2011, each of Akanthos Capital Management and Mr. Kao may be deemed the beneficial owner of 2,411,141 Shares.  This amount consists of:  (A) 1,590,477 Shares held for the account of Akanthos Master Fund; and (B) 820,664 Shares held for the account of the Managed Account.

Item 4(b)	Percent of Class:

As of December 31, 2011, each of Akanthos Capital Management and Mr. Kao may be deemed the beneficial owner of approximately 2.5% of Shares outstanding.  (There were 95,548,253 Shares outstanding as of November 8, 2011, according to the Issuer’s quarterly report on Form 10-Q, filed November 14, 2011.)

Item 4(c)	Number of Shares as to which the person has:

Akanthos Capital Management and Mr. Kao:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	2,411,141
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	2,411,141

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Page 6 of 9 Pages

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

See disclosure in Items 2 and 4 hereof.  The fund and managed account listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AKANTHOS CAPITAL MANAGEMENT, LLC

By:	/s/ Michael Kao
Name:	Michael Kao
Title:	Manager

MICHAEL KAO

/s/ Michael Kao

January 18, 2012

Page 8 of 9 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	9

Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Fibrocell Science, Inc. dated as of January 18, 2012 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

AKANTHOS CAPITAL MANAGEMENT, LLC

By:	/s/ Michael Kao
Name:	Michael Kao
Title:	Manager

MICHAEL KAO

/s/ Michael Kao

January 18, 2012